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      January 29, 2024

       Matthew Puckett
       Chief Financial Officer
       V.F. Corporation
       1551 Wewatta Street
       Denver, CO 80202

                                                        Re: V.F. Corporation
                                                            Form 8-K
                                                            Filed December 18,
2023
                                                            File No. 001-05256

       Dear Matthew Puckett:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




      Sincerely,


      Division of Corporation Finance

      Office of Manufacturing
       cc:                                              Eric Forni, Esq.